UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73933G 20 2

(CUSIP Number)

Kenneth J. Winemaster

c/o Power Solutions International

201 Mittel Drive

Wood Dale, Illinois 60191

(630) 350-9400

Copy to:

Catherine V. Andrews, Esq.

c/o Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, Illinois 60191

(630) 350-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 73933G 202	13D	Page 2 of 5 Pages

(1)	Names of reporting person Kenneth J. Winemaster
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,748,045
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,748,045
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,748,045(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 30.27%(1)
(14)	Type of reporting person IN

(1)	Based on 9,078,287 outstanding shares of the Issuer’s common stock as of the date of this Amendment No. 2 to Schedule 13D. The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 73933G 202	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Power Solutions International, Inc., a Delaware corporation (the “Issuer”), as the successor to Power Solutions International, Inc., a Nevada corporation (“PSI Nevada”) and amends the Schedule 13D Amendment No. 1 filed on September 24, 2012 (as amended by this Amendment No. 2, the “Schedule 13D”). The principal executive offices of the Issuer are located at 201 Mittel Drive, Wood Dale, Illinois 60191.

This Amendment No. 2 is being filed by Kenneth J. Winemaster (the “Reporting Person”) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Pursuant to the Purchase Agreement, and in connection with the consummation of the Reverse Merger and the Private Placement, the board of directors of the Issuer approved the Reverse Split and the Migratory Merger on April 29, 2011. A special meeting of the shareholders of the Issuer was held on August 25, 2011, at which the shareholders of the Issuer approved the Migratory Merger (including the Reverse Split effected thereby) and related matters. On August 26, 2011, the Issuer consummated the Migratory Merger and the Reverse Split. The Reverse Split was effected through the consummation of the Migratory Merger, whereby each 32 shares of common stock of PSI Nevada converted into one share of common stock of the Issuer, the surviving entity in the Migratory Merger. Immediately following the effectiveness of the Reverse Split, each issued and outstanding share of Preferred Stock automatically converted into a number of shares of Common Stock equal to $1,000 (the liquidation preference of each share of Preferred Stock) divided by $12.00, the conversion price then in effect, as adjusted for the Reverse Split. Accordingly, all shares and per share amounts in this Amendment No. 2 have been adjusted to give effect to the Reverse Split.

Item 2.	Identity and Background

Except for information provided in Amendment No. 1 to this Schedule 13D, all information pertaining to the identity and background of the Reporting Person remains the same.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 18, 2012, the Reporting Person terminated his 10b5-1 Plan with Wells Fargo Advisors LLC.

On December 10, 2012, the Reporting Person entered into a Programmed Plan of Transactions under Rule 10b5-1 with Craig Hallum Capital Group, LLC (“Craig Hallum”) pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “10b5-1 Plan”). The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety.

The transactions contemplated by the 10b5-1 Plan will result in the disposition of securities of the Issuer (Item 4(a) of Schedule 13D).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) 9,078,287 shares of Common Stock are outstanding as of December 18, 2012, the date of this Amendment No. 2. Based on the foregoing, the 2,748,045 shares of Common Stock (the “Reported Shares”) beneficially owned by the Reporting Person, represent approximately 30.27% of the Common Stock outstanding as of the date of this Amendment No. 2. Such beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 73933G 202	13D	Page 4 of 5 Pages

The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Reported Shares.

(c) On December 7, 2012, the Reporting Person sold 25,000 shares of Common Stock for $16.00 per share in an open market transaction. Also on December 13, 2012, the Reporting Person sold 45,000 shares of Common Stock for $16.00 per share in an open market transaction. In addition, on December 18, 2012, pursuant to the Reporting Person’s 10b5-1 Plan with Craig-Hallum, 20,000 shares of Common Stock were sold at $16.03 per share. Apart from these sales and the entry by the Reporting Person into the 10b5-1 Plan, the Reporting Person has not effected any transaction in the Common Stock during the 60 days immediately prior to the filing of Amendment No. 2.

(d) As of the date of this Amendment No. 2, no person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares covered by this Amendment No. 2.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

10b5-1 Plan

On December 18, 2012, the Reporting Person terminated his 10b5-1 Plan with Wells Fargo Advisors LLC.

On December 10, 2012, the Reporting Person entered into the 10b5-1 Plan with Craig Hallum. Under the 10b5-1 Plan, beginning on December 10, 2012 and ending on March 9, 2013, Wells Fargo was authorized to sell, and sold on behalf of the Reporting Person, up to an aggregate of 20,000 shares of Common Stock subject to the parameters of the 10b5-1 Plan. All sales under the 10b5-1 Plan are to be made in accordance with the terms, conditions and restrictions of the 10b5-1 Plan, and the Reporting Person will not have any control, influence or authority over sales made pursuant to the 10b5-1 Plan.

CUSIP NO. 73933G 202	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2012

By:	/s/ Kenneth J. Winemaster
Name:	Kenneth J. Winemaster